Exhibit-99.(a)(1)(K)

To Employees:

Reminder—Cancellation Date for Stock Option Offer to Exchange is Approaching

On December 19, 2002, Tularik announced a stock option exchange offer for eligible employees and distributed documents related to the Offer. We are now approaching the deadline for returning your election forms. Whether you accept the Offer or not, you need to make your election, sign the Election Form and ensure delivery of the Election Form to Chris Smith or Brandy Garduno at Tularik’s corporate offices in South San Francisco, California for receipt BEFORE 11:59 PACIFIC STANDARD TIME ON FRIDAY, JANUARY 17, 2003.

If you have any questions, please do not hesitate to contact Chris Smith or Brandy Garduno via email at exchange@tularik.com. You can also reach Chris Smith by telephone at (650) 825-7395 or Brandy Garduno at (650) 825-7206.